Tahra Wright
Partner

345 Park Avenue	Direct	212.407.4122
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	twright@loeb.com

Via Edgar

November 22, 2019

Ms. Jacqueline Kaufman

Division of Corporation Finance

Officer of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Digital Innovative Ltd
Registration Statement on Form F-4
Filed October 10, 2019
File No. 333-234147

Dear Ms. Kaufman:

On behalf of our client, 8i Enterprises Acquisition Corp. (“JFK”), and the entity which JFK will merge with and into, Digital Innovative Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated November 8, 2019 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-4 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Jacqueline Kaufman November 22, 2019 Page 2

Registration Statement on Form F-4 filed October 10, 2019

Comparative Per Share Information, page 27

1.	Please tell us why you did not provide the historical and equivalent pro forma per share data related to Diginex Limited required by Item 3(f) of Form F-4.

Response: In response to the Staff’s comment, the Company has added on page 27 the historical and equivalent pro forma per share data related to Diginex.

Risk Factors

Diginex’s business lines may require regulatory licenses and qualifications that Diginex does not currently have . . ., page 30

2.	Please revise your risk factors about the material legal and regulatory risks relating to your plan to offer services related to digital assets and distributed ledger technology to address:

● How you plan to comply with the laws and regulations in the specific jurisdictions in which you plan to operate; and
● Management’s specific knowledge of, and experience in complying with, these regulatory regimes.

Response: The Company has revised the risk factors on pages 30-31 and 49, and provided additional information on pages 124, 127, 130 and 132 in the section entitled “Business of Diginex,” to disclose how it plans to comply with the laws and regulations of the specific jurisdictions it plans to operate in and management’s knowledge and experience in complying with those laws and regulations.

Risks Related to the Capital Markets Business, page 48

3.	Please tell us what consideration you have given to whether you may be required to register as a broker-dealer under Section 15(b) of the Exchange Act if your services include finding U.S. investors for an offering of digital assets that are securities.

Response: The Company does not anticipate needing to register as a broker-dealer under Section 15(b) of the Exchange Act because it does not intend to provide any services to U.S. investors at this time or to find U.S. investors for an offering of digital assets that are securities. The Company has revised the risk factor on page 49, and provided additional information on page 119 in the section entitled “Business of Diginex,” to disclose these intentions.

4.	We note your Capital Markets business will advise, issue and distribute offerings of Digital Assets from its clients to investors. Please discuss the specific legal and regulatory risks associated with advising, issuing and distributing offerings of Digital Assets in applicable jurisdictions.

Response: The Company has revised the risk factor on page 49, and provided additional information on page 119 in the section entitled “Business of Diginex,” to disclosure the specific legal and regulatory risks associated with advising, issuing and distributing offerings of Digital Assets in jurisdictions the Capital Markets Business seeks to operate in.

Jacqueline Kaufman November 22, 2019 Page 3

Risks Related to the Exchange Business, page 49

5.	Given your disclosure here about the need for regulatory approval for your exchanges, please tell us the basis for your statements elsewhere that the Exchanges are “expected to be fully launched and licensed in multiple jurisdictions in the first quarter of 2020.” Please also revise to specify the jurisdictions in which you intend to operate initially, as your reference to “multiple” seems inaccurate in light of your disclosure on page 123 stating that you are working on licenses in Jersey and Singapore.

Response: The Company has revised the risk factor on page 30-31, and provided additional information on pages 120 and 123-124 in the section entitled “Business of Diginex,” to describe the basis for its statements, and has revised its statements to make clear that it expects the Exchanges to be fully licensed and launched in Jersey in the first quarter of 2020, and the VCE and DSE are expected to be fully licensed and launched in Singapore in the first and fourth quarters of 2020, respectively.

Proposal No. 2 - The Share Exchange Proposal, page 86

6.	Revise to present the assumptions that underlie the revised financial projections on page 105, considering your financial advisor indicated that these projections were dependent upon the operability of several aspects of the business, including the Exchange and Digivault.

Response: The Company has revised the disclosure to present the assumptions underlying the revised financial projections.

7.	Revise your disclosure on page 103 to disclose whether, if at all, the Board considered that the public company valuations reflected much larger EV and EBITDA amounts, consistent with the larger scope and development of their operations, than those forecasted for the solutions and advisory business, and therefore are not comparable for purposes of concluding that the consideration “is a reasonable price to pay.”

Response: The Board of Directors considered that while the companies used to value the solutions and advisory business have much larger EV and EBITDA values, there were no other companies that they were aware of that were similar in scope and development to the Diginex solutions and advisory business. Calculating the EV/EBITDA of five companies to obtain an average valuation multiple was deemed to be the best available approach. However, we believe the differences are mitigated by the fact that valuation of the solutions and advisory business accounted for less than 2% of the overall valuation of $1.4 billion (for the average case).

Jacqueline Kaufman November 22, 2019 Page 4

Business of Diginex, page 108

8.	We note that certain of your business lines and the technology they rely upon are in various stages of development. For example, you disclose that Diginex is currently working to launch the Exchange Business and Digivault. Please revise to clarify the current state of development of each business line and the specific timeline and milestones that must be met in order to develop each of your business lines and related technology, including the expected costs to be incurred.

Response: The Company has inserted a table on page 120 to summarize the current state of development of each business line and the specific timeline and milestones that must be met in order to develop each of its business lines and related technology, including the expected costs to be incurred.

9.	Please revise your disclosure to clearly state where your various business lines are currently operating and intend to operate in the near term. If you do not intend to operate in the United States, please state as much. In doing so, please also provide us with your analysis as to how your offshore operations will be conducted in a manner to ensure that U.S. laws do not apply and/or U.S. persons cannot access your operations. Alternatively, confirm that your operations will be conducted in compliance with U.S. law and disclose the status of compliance with U.S. law with respect to each business line.

Response: The Company has inserted a table on page 120 to state where its business lines are currently operating and where they intend to operate in the near term. The Company has provided disclosure on page 119 describing its intention to, save for its Solutions Business, not operate in the United States and how it intends to ensure that U.S. laws do not apply and U.S. persons cannot access its services.

10.	Please tell us whether you plan to acquire and hold digital assets that are or may be securities for investment. If so, please address the risk that you may become subject to registration under the Investment Company Act and explain how that would impact your operations.

Response: The Company has inserted a risk factor on page 68 to address this risk.

11.	We note your reference to “Fiat and Stablecoin payments infrastructure” on page 116 and to “fiat and Digital Asset payments” on page 128. Please disclose whether you accept, or plan to accept, payment for your services in the form of digital assets, and if so, whether you intend to hold the digital assets for investment or convert them into fiat currency after receipt.

Response: The Company has inserted disclosure on 123 regarding the Exchange Business’ intent to accept payment in the form of Digital Assets and its plans to convert them into fiat currency after receipt. The Company does not anticipate any of its other business lines will accept Digital Assets as payment for services.

History, page 108

12.	You state here that the Solutions Business, Capital Markets Business, Asset Management Business and Trading Business have all generated revenue, however, your Operating Results indicates that your revenue is derived primarily from your Solutions Business. If revenues from business lines other than your Solutions Business are immaterial, please revise to state as much.

Response: The Company has revised its disclosure on page 109 and throughout to reflect that, in fiscal year 2019, the Solutions Business and BPAMJ generated revenue, as did the Capital Markets Business and the Trading Business, though not at a material level.

Jacqueline Kaufman November 22, 2019 Page 5

The Trading Business, page 127

13.	Please revise to enhance your disclosure about the bond instrument that will convert into a Digital Security to describe the Digital Security in greater detail and the conversion feature. Also, explain how this provides “a track record of returns (and optionality if asset management licenses are secured to create a separate fund structure...).”

Response: The Company has revised its disclosure on page 129 to provide further details on the bond instrument and explain the track record the Trading Business hopes to produce with the proceeds of the bond instrument.

The Capital Markets Business, page 129

14.	You mention that you are working on a Digital Security offering on page 130. Clarify your role in this offering and where it is being conducted, as well as the laws implicated and the status of your compliance with such laws.

Response: The Company has revised its disclosure on page 131 to clarify its role in the offering, where it is being conducted, the laws implicated and the status of its compliance with such laws.

Selected Historical Combined and Consolidated Financial and Operating Data of Diginex Limited, page 140

15.	Please tell us your consideration of disclosing the number of shares as adjusted to reflect changes in capital and dividends declared per share. Refer to Item 3.A.2. of Form 20-F. This comment also applies to the Summary Financial Information on page 26.

Response: The Company has revised its disclosure on pages 26 and 141 to provide the requested information.

Operating and Financial Review of Diginex

B. Liquidity and Capital Resources, page 151

16.	Please disclose information regarding the company’s material commitments for capital expenditures as of the end of the latest financial year and any subsequent interim period and an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments. Refer to Item 14(g)(1) of Form F-4 and Item 5(B)(3) of Form 20-F.

Response: The Company has revised its disclosure on page 154 to provide information regarding its capital commitments and the anticipated sources of funds needed to fulfill such commitments.

Jacqueline Kaufman November 22, 2019 Page 6

Contractual Obligations, page 154

17.	Please disclose scheduled interest payments in your table of payments due by period. To the extent that interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. Regardless of whether you decide to include or exclude estimated interest payments in the table, you should include a footnote to the table that provides appropriate disclosures.

Response: The Company has revised its disclosure on page 155 to provide a footnote to describing its scheduled interest payments.

Unaudited Pro Forma Combined Financial Information, page 166

18.	Please revise your disclosure to clarify how you combined the periods of Diginex to arrive at the unaudited twelve months ended June 30, 2019. Refer to Rule 11-02(c)(3) of Regulation S-X. Your disclosure that historical unaudited financial statements of Diginex for the twelve months ended June 30, 2019 are included does not satisfy this requirement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 166 of the Registration Statement as follows:

“historical unaudited financial statements of Diginex for the twelve months ended June 30, 2019, which is derived by subtracting the activities of the three months ended June 30, 2018 from Diginex’s audited financial statements for the year ended March 31, 2019 and adding the activities of the three months ended June 30, 2019.”

Pro Forma Combined Statement of Financial Position, page 168

19.	Please revise the face of the statement to disclose the number of ordinary shares issued and outstanding on a pro forma basis.

Response: In response to the Staff’s comment, the Company has revised the face of the pro forma combined statement of financial position on page 168 of the Registration Statement to add additional disclosure on the number of ordinary shares issued and outstanding under different scenarios.

Pro Forma Adjustments to the Unaudited Combined Statement of Financial Position, page 169

20.	Please make it transparent to the readers how you are calculating the adjustments. In this regard with reference to notes (5), (7), (8), and (11) please revise to add additional details to disclose how you calculated the adjustments.

Response: In response to the Staff’s comment, the Company has revised notes (5), (7), (8), and (11) on page 169 of the Registration Statement to include additional disclosure on how the Company is calculating the adjustments.

Note (5) reflects the issuance of 800,000 shares, valued at $10 per share, which are contractually agreed to be issued to service providers at Closing.

Note (7) is to reclassify the amount of the unredeemed shares to ordinary shares.

Jacqueline Kaufman November 22, 2019 Page 7

Scenario 1 reflects that there is no redemption of holders of ordinary shares subject to possible redemption and 100% are converted to ordinary shares. Scenario 2 represents a maximum redemption to ensure that $5,000,001 cash remains in the combined entity after costs have been paid.

Note (8) is to reflect the issuance of 599,000 shares, valued at $10 per share, for the conversion of rights issued to existing shareholders at Closing.

Note 11 is to reflect the revised value of share options held by employees. The accrued cost of existing Diginex options at June 30, 2019 is $1,067,083, but on the assumption that the replacement of 4,200,000 options, valued at $10 per share, was issued on August 1, 2018 and vest after 15 months, the accumulated cost is calculated at $7,113,149, which an adjusting entry of $6,046,066 to reflect the new value.

Pro Forma Combined Statement of Profit or Loss, page 170

21.	Please revise to include the historical basic and diluted per share data based on continuing operations and weighted average shares used in the calculation related to Diginex.

Response: In response to the Staff’s comment, the Company has included the historical basic and diluted per share data based on continuing operations and weighted average shares used in the calculation related to Diginex.

Pro Forma Adjustments to the Unaudited Combined Statement of Profit or Loss, page 171

22.	Please revise to add additional details to disclose how you calculated the adjustment in note (3).

Response: In response to the Staff’s comment, the Company has revised notes (3) on page 171 of the Registration Statement to include additional disclosure on how the Company is calculating the adjustment.

Note 3 is to reflect the revised value of share options held by employees. The accrued cost of existing Diginex options at June 30, 2019 is $1,067,083, but on the assumption that the replacement of 4,200,000 options, valued at $10 per share, was issued on August 1, 2018 and vest after 15 months, the accumulated cost is calculated at $7,113,149, which an adjusting entry of $6,046,066 to reflect the new value.

The accumulated cost of the replacement of 4,200,000 options is calculated using the same assumptions as in the binomial option pricing model for Diginex at March 31, 2019.

8i Enterprises Acquisition Corp Financial Statements

Note 3. Initial Public Offering, page F-14

23.	Please revise to include the missing reference to the date of 8i Enterprises Acquisition Corp.’s IPO.

Response: The disclosure has been revised to include the date of 8i Enterprises Acquisition Corp.’s IPO.

Jacqueline Kaufman November 22, 2019 Page 8

Note 7. Shareholders’ Equity

Private Warrants, page F-17

24.	Please tell us your consideration of the guidance in ASC 815-40-25-7 through 9 related to the clause in your private warrants that allows the holders to exercise the private warrants for cash and how you concluded the private warrants should be classified in equity.

Response: We would like to clarify that the term “exercise for cash” means the payment of cash for the exercise of the warrants. It does not mean net cash settlement that is subject to ASC 815-40-25. Private warrants can be cash or cashless exercised for registered or unregistered shares. No net cash settlement is allowed and therefore, we do not believer ASC 815-40-25-7 through 9 applies in our case and the private warrants should be classified as equity.

Diginex Limited Financial Statements

2.6 Summary of Significant Accounting Policies Associates, page F-33

25.	Please tell us your consideration of the guidance in IAS 28 related to your policy to initially recognize amounts at fair value instead of cost.

Response: The Company advises the Staff that the only associate investment held by Diginex is that of Diginex High Performance Computing of which of Diginex owns 49%. Diginex previously had 100% ownership of this business, and under IFRS 10 guidance this remaining 49% was booked at fair value rather than initially at cost as per IAS 28. The accounting policy should have stated investments in associates are initially recognized at cost. The accounting policy should also have stated when deconsolidating a subsidiary, the Company recognizes the retained interest in the investment in associate at fair value. The Company will update this policy in future filings. Note 20 (F-61) does however show the associate at cost (49% of the net asset of the business upon loss of control) and the additional uplift for the fair value adjustment for full transparency.

Digital Assets, page F-38

26.	Please disclose how you account for the differences in the spot price used to record the receipt of the digital assets and the price for which the assets are exchanged or sold.

Response: The Company advises the Staff that assets are recognized on the balance sheet when received into a Diginex controlled wallet at the spot price and booked to the Statement of Profit &Loss (P&L) as revenue. When ether is sold into fiat (USD) the gain or loss is booked to the P&L and classified as other gains or losses. Digital Assets are sold on a first in first out basis. There were no Digital Assets on the balance sheet as at March 31, 2019. The Company will update this disclosure in future filings.

Jacqueline Kaufman November 22, 2019 Page 9

Note 10 Earnings (Loss) Per Share, page F-52

27.	Please tell us your consideration of disclosing instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Refer to IAS 33.70(c).

Response: The Company advises the Staff that other than issued ordinary shares, Diginex also has issued share options to employees. The share options vest over 36 months with the first issuance vesting on September 2020 or on a change of control event, if earlier. Diginex has no other dilutive securities.

Basic EPS as presented in the financial statements only takes into account shares in issuance at the reporting date with diluted EPS considering other instruments such as share options. Given that Diginex is reporting a loss for continuing operations, the options would not represent value to the holder and hence it is considered that holders of options would not exercise their rights.

In circumstances where the company is profitable, a diluted EPS would be presented in the financial statements, which would include the share options.

If the company had continuing profits rather than continuing losses, the weighted average number of shares in calculating for the diluted EPS would have been 1,144,623 (993,604 shares plus share options of 151,019) rather than 993,604 as used for the basic EPS calculation. The Company will include this in future filings.

Note 20 Equity Method Investment -DHPC, page F-61

28.	Please provide us with your significance test in Rule 1-02(w) of Regulation S-X and your consideration of the guidance in Rule 3-09 of Regulation S-X related to presenting the financial statements of DHPC.

Response: After further review of the application of Rule 3-09 of Regulation S-X, the Company will submit to the Staff a request for a waiver of the requirement to present the financials statements of DHPC within the registration statement.

Note 21 Share Capital, page F-64

29.	We note your disclosure you repurchased your own shares for total consideration of $6,619,463. Please tell us who you purchased these shares from, disclose the names and number of shares of the equity investment used to partially settle the purchase price, and when these equity investments used for settlement were acquired.

Response: The Company advises the Staff that the shares were purchased from Laurent Bruchez, a Swiss citizen, in October 2018. Laurent previously held the position of CEO of Europe for Diginex. Laurent held 55,727 shares of Diginex.

Jacqueline Kaufman November 22, 2019 Page 10

The buyback was structured in two tranches:

●	32,091 shares were bought for cash consideration of $3,144,943.

●	23,636 shares were bought for consideration of 16,530,291 shares of Madison, a company listed on the Hong Kong Stock Exchange under ticker 8057. The shares were valued at HK$1.65 per share at a USD/HKD exchange rate of 7.85. Diginex held shares in Madison following the partial divestment of Diginex High Performance Computing Limited for consideration in part cash and part shares in Madison. The value of the Madison shares being US$ 3,474,520 (16,530,291*1.65/7.85)

Total consideration for the buyback was $6,619,463 represented by cash of $3,144,943 and shares valued at $3,474,463

Note 28 Acquisitions, page F-73

30.	Please disclose how you obtained control of Bletchley Park Asset Management Jersey Limited. In this regard we note you did not issue any consideration for the acquisition. Refer to IFRS 3.B64(d). Also, please disclose a description of the reasons why the transaction resulted in a gain. Refer to IFRS 3.B64(n). Finally, please tell us your consideration of the disclosures in IFRS 3.B64(q) related to both acquisitions.

Response: RE IFRS 3.B64(d): The Company advises the staff that Diginex obtained control of Bletchley Park Asset Management Jersey (BPAMJ) by taking ownership of 75% of the share capital. The commercial terms of the share transfer to Diginex centered on the future performance of the business which was struggling for liquidity. It was agreed that potential future payments to the former shareholders would be made if agreed milestones were achieved. The structure of such potential payments being that former shareholders would receive $350 per share if either of the targets listed below are achieved:

●	Assets under management of $50m and performance of assets greater than 20% for that fiscal year

●	Assets under management of $100m and performance of assets greater than 10% for that fiscal year

Diginex is of the view that neither of the above are likely outcomes and hence has not provided for any contingent liabilities.

The former shareholders agreed to the above commercial terms as Diginex also agreed to fund BPAMJ post the completion of the transaction and once BPAMJ became a subsidiary. In addition, Diginex aimed to attract investment into the BPAMJ fund.

Prior to the closure of the transaction BPAMJ had a lack of visibility on whether it could remain a going concern and Diginex provided a lifeline which also gave the potential for former shareholders to realize some value should the milestones be achieved.

Jacqueline Kaufman November 22, 2019 Page 11

IFRS 3.B64(n): The transaction resulted in a gain as Diginex acquired control of a balance sheet with net assets greater than consideration paid which resulted in bargain purchase gain on consolidation. As stated above, the potential future consideration to the formal shareholders has not been accrued for given the likelihood of any future payment. As a consequence, the transfer of control resulted in a gain on consolidation for Diginex. Diginex considered if any intangible assets could be recognized rather than booking a bargain purchase gain but could not recognize any with certainty. Considerations made were:

●	Customers: the BPAMJ fund had been in a loss making position and the expectation of Diginex was that investors would start to redeem and hence did not place a value on existing customers. Since Diginex took control of the business the number of investors has dropped by 22% which validates this decision.

●	Employees: not retained on long term contracts

●	Trading strategies: the trading strategy was returning a loss albeit outperforming the movement on the underlying Digital Assets during 2018. Given the negative return on the strategy no value was placed on the IP.

●	Trade names/marks: BPAMJ have not registered any trade names/marks

RE IFRS 3.64(q): Diginex has not disclosed the financial performance of BPAMJ to show the impact of the business being controlled by Diginex from the start of the fiscal year as the pre-acquisition financial performance was not deemed to be material. This is also the reason why similar disclosure has not been made for Altairian Capital Holdings Limited.

General

31.	We note your definition of “Digital Securities” refers to securities issued in tokenized form using distributed ledger technology. Revise to disclose how you will determine whether a particular digital asset is a security or not, especially for purposes of your Exchanges, OTC Trading Platform and the assets you intend to trade or hold.

Response: The Company has revised its disclosure on page 119 to provide details on policies and procedures it will have in place to determine whether a Digital Asset is a security or not as well as what Digital Assets the Company intends to trade or hold.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright
Partner